TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta, T5S 1S7

Telephone:  (780) 430-7072   Fax:  (780) 930-7073

February 28, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES CONSULTING AND ADVISORY AGREEMENT WITH

ST. JAMES INVESTMENT GROUP, INC.

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) is pleased to announce that it has retained St. James Investment Group, Inc. (“St. James”) of West Palm Beach, Florida, to act as consultants to the Corporation. The St. James group will assist TTA in various matters including corporate structure and growth, investment banking and the development and preparation of a comprehensive business plan. The agreement also includes their commitment to expand the shareholder and equity base of the Corporation.

As compensation for its services, TTA will pay St. James $150,000.00 US over a period of six months. TTA is very excited to have St. James become engaged in their operations as the group possesses certain expertise in the evaluation, negotiation, acquisition, management and operation of business development opportunities for technology companies.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ken W. Powell, President & CEO

(780) 930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.